| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-69430 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SDR Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5613 DTC Parkway, Suite 830
(No. and Street)

| Greenwood Village | CO | 80111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Eric Davis | 720-221-9220 | edavis@sdrventures.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

| 4601 DTC Parkway, Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 349 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Eric Davis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SDR Capital Markets LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

[signature]

Notary Public

CATHY A OMDAL
Notary Public
State of Colorado
Notary ID # 20074015884
My Commission Expires 04-19-2023

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**SDR CAPITAL MARKETS, LLC**

(F.K.A. SDR CAPITAL MARKETS, INC)

FINANCIAL STATEMENTS

December 31, 2021

Report pursuant to Rule 17a-5(d)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SDR CAPITAL MARKETS, LLC
(F.K.A. SDR CAPITAL MARKETS, INC.)



**SPICER JEFFRIES LLP**

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SDR Capital Markets, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of assets, liabilities and equity of SDR Capital Markets, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Spicer Jeffries LLP*

We have served as SDR Capital Markets, LLC's auditor since 2015.

Denver, Colorado
January 27, 2022



# SDR CAPITAL MARKETS, LLC
## (F.K.A. SDR CAPITAL MARKETS, INC.)

### STATEMENT OF ASSETS, LIABILITIES AND EQUITY

December 31, 2021

#### Assets

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 67,284 |
| Other Assets | $ | 1,152 |
| TOTAL ASSETS | $ | 68,436 |

#### Liabilities and Equity

| | | |
|---|---|---|
| Total Liabilities | $ | 0 |
| *Commitments and Contingencies (Note 4)* | | |
| Total Member's Equity | $ | 68,436 |
| TOTAL LIABILITIES AND EQUITY | $ | 68,436 |

The Accompanying Notes are an integral part of this statement.

**NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business:

SDR Capital Markets, Inc., on August 10, 2021, converted from a Corporation to a Limited Liability Company ("LLC"). SDR Capital Markets, LLC., (F.K.A. SDR Capital Markets Inc.) (the "**Company**") is a Colorado limited liability company that was incorporated on January 13, 2014.

The Company is a wholly owned subsidiary of SDR Ventures, LLC., (F.K.A. SDR Ventures, Inc.) a Colorado limited liability company that was incorporated on January 2, 2002 (the "**Parent**").  Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements.

The Company is a securities broker dealer registered as such with the United States Securities and Exchange Commission ("**SEC**"), and is a member of the Financial Industry Regulatory Authority ("**FINRA**").

The Company was authorized to commence business as a securities broker dealer effective on January 15, 2015.

The Company is a niche investment banking firm that, in accordance with its FINRA Membership Agreement, provides to and for its entity clients: mergers and acquisitions advisory services (sell side and buy side); private capital raising services; and various investment banking professional advisory services related thereto.

The Company does not, for example and in relevant part: hold or maintain custody of any securities and/or any funds of and/or for any customers or clients; open, hold, maintain and/or provide any advice regarding any customer securities accounts; engage in any "retail" securities business with and/or for any "retail" securities customers; engage in any proprietary securities trading; engage in any securities market making; engage in any securities brokerage activities; engage in any securities trading activities; and/or engage in, and/or provide any advice regarding, the underwriting and/or sale of any publicly traded securities.

In accordance with its FINRA Membership Agreement, the Company conducts securities and/or securities-related business for which the involvement of a duly registered securities broker dealer is required by applicable laws, rules and regulations.  In contrast, the Company's Parent conducts business for which the involvement of a duly registered securities broker dealer is not required by applicable laws, rules and regulations, for example providing business consulting services.

Summary of Significant Accounting Principles:

Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States ("**US GAAP**"), as established by the Financial Accounting Standards Board.

- Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.  Services within the scope of ASC 606 include Investment banking M&A Advisory fees.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

### *Revenue from Contracts with Customers*:

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.   If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

- Cash and Cash Equivalents

The Company maintains only cash on its statement of Assets, Liabilities and Equity. The Company maintains its cash balances in financial institutions located in the United States.  The Company maintains deposits with financial institutions in amounts that could potentially, at times, be in excess of federally insured limits.  However, the Company does not believe that it is exposed to any material credit risk.

- <u>Accounts Receivable</u>

Accounts receivable are stated at the amount billed to the Company's investment banking clients pursuant to the applicable written engagement or other agreement(s) between the Company and each such client.

The Company provides an allowance for doubtful accounts, which is based on a review of outstanding receivables, historical collection information and existing economic conditions.  At December 31, 2021, no accounts were deemed doubtful and thus no allowance is provided.

Accounts receivable normally are due upon receipt of the Company's issuance of an invoice to the Company's client.  Delinquent receivables may be written off based on specific circumstances of the individual client.

Recoveries of previously charged off accounts receivable are recorded when received.

- <u>Concentration of Credit Risk</u>

The Company does not extend credit in the normal course of its business.

- <u>Fair Value of Securities</u>

The Company does not hold or maintain on its balance sheet any securities.

- <u>Income Taxes</u>

The Company's results are consolidated with its Parent.  The Company's Parent has elected to be taxed as an S corporation for income tax purposes.

- <u>Use of Estimates</u>

The preparation of financial statements in conformity with US GAAP requires the Company's management to make certain estimates and assumptions that may affect, as of the date of the financial statements: reported amounts of assets and liabilities; disclosure of contingent assets and liabilities, if any; and reported amounts of revenue and expenses.  Actual results could differ from any such estimates and assumptions.

- Regulation, Litigation and Regulatory or Self-Regulatory Enforcement Action(s)

As a securities broker dealer registered with the SEC, Colorado and certain other states, and as member of FINRA, the Company is subject to a wide variety of: federal and state securities and other laws; securities-related rules and regulations issued by various legal authorities; SEC regulation; FINRA self-regulation; and certain State Securities Commissioner or other state securities authorities' regulation.

The Company is subject to comprehensive review and examinations by various governmental and self-regulatory authorities, most notably: the SEC; FINRA; and the Colorado Division of Securities.

The Company is not at present a party to any: litigation; regulatory (e.g., SEC and/or any State securities authorities) enforcement action(s); and/or self-regulatory (e.g., FINRA) enforcement action(s).  Moreover, the Company is not currently aware of any reasonable likelihood of being named in any such litigation and/or enforcement action(s).

**NOTE 2 – NET CAPITAL REQUIREMENT**

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1, which requires the Company to maintain minimum net capital as required by that Rule.  Currently the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.  Further, the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1.

The Company's net capital at December 31, 2021, was $67,284, which exceeded the Company's minimum net capital requirement.  The Company's net capital may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to Net Capital at December 31, 2021, was 0 to 1.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1.

**NOTE 3 – PROPERTY AND EQUIPMENT**

In February 2016, the FASB issued new guidance (ASC 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASC 842, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. ASC 842 retains a distinction between finance leases (i.e. capital leases) and operating leases. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The company adopted ASC 842 as of January 1, 2019 and it did not have a material impact to the Company's net capital, aggregate indebtedness or operations.

The Company's Parent owns all of the property and equipment used by the Company in its business operations.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

The Company operates and conducts business from one commercial office location in Greenwood Village, CO that is leased by the Company's Parent.

The extent of the impact of coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially adversely affected.

**NOTE 5 – RELATED PARTY TRANSACTIONS**

The Company and its Parent are parties to a written Expense Sharing Agreement ("**Agreement**"). In accordance with the terms of the Agreement, certain expenses of the Company are paid for by the Parent. These expenses are reimbursed to the Parent by the Company and any payments made under the expense sharing agreement are reflected on the books and records of the Company pursuant to a reasonable allocation that is reviewed on a periodic basis.

**NOTE 6 – SUBORDINATED LIABILITIES**

In 2021, the Company had no subordinated liabilities as described in Appendix D to the SEC's Uniform Net Capital Rule (Rule 15c3-1).

**NOTE 7-SUBSEQUENT EVENTS**

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through the auditors' report date, which is the date that the financial statements were issued.  Based upon such evaluation, there were no material subsequent events requiring recognition or disclosure in the financial statements.